SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-15205

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K      [ ] Form 11-K     [ ] Form 20-F   [x] Form 10-Q

              [ ] Form N-SAR

                    For the Quarter Ended: September 30, 2000

  [ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
  [ ] Transition Report on Form 11-K

     For the Transition Period Ended: _____________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:          Elcotel, Inc.
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Former name if applicable:        N/A
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Address of principal executive office (Street and number):

                                  6428 Parkland Drive
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City, state and zip code:         Sarasota, Florida 34243
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                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate).

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [x]   (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Form 10-Q for the quarterly period ended September 30, 2000 could not be filed within the prescribed time period without unreasonable effort or expense as a result of a delay, resulting from recent staff layoffs, by the Registrant's accounting staff in completing various financial information required in connection with the unaudited financial statements required to be included in the Form 10-Q. The Form 10-Q is currently being prepared and will be filed no later than November 20, 2000.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

William H. Thompson                   (941)                        758-0389
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      (Name)                       (Area Code)                (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X] Yes      [ ] No


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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                     [X] Yes      [ ] No

      The Registrant's statement of operations for the quarter ended September 30, 1999 reflected an income tax benefit of $812,000, which reduced the Company's net loss from approximately $2,386,000 to approximately $1,574,000. Because of the uncertainty as to whether the Registrant will be able realize the benefits of its deferred tax assets, tax benefits for the quarter ended September 30, 2000 will be offset by an increase in the valuation allowance against deferred tax assets. Accordingly, the Registrant's expected operating loss for the quarter ended September 30, 2000 will not be reduced by such tax benefits. It is estimated that the Registrant's net loss for the quarter ended September 30, 2000 will approximate $2,000,000 as compared to approximately $1,574,000 for the quarter ended September 30, 1999, after the recognition of the income tax benefits referred to above.

                                  Elcotel, Inc.

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2000

By: /s/ William H. Thompson
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     William H. Thompson, Senior Vice President and Secretary


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